# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ADC Therapeutics SA, CIK 0001771910
CUSIP: H0036K147
Title of class of securities: Common Shares, par value CHF 0.08 per share
Address of issuer's principal executive offices: Biopole Route de la Corniche 3B, Epalinges, Switzerland (V8), 1066
Date of event which requires filing of this statement: 05/15/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001823772

## Reporting persons
- HPWH TH AG: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); sole voting power 8,670,588; shared voting power 0; sole dispositive power 8,670,588; shared dispositive power 0; aggregate amount beneficially owned 8,670,588 (8.52% of the class)
  Comment: (1) Represents 8,670,588 shares held by HPWH TH AG.
  
  (2) The beneficial ownership percentage is calculated based on 101,811,051 ordinary shares of the Issuer issued and outstanding as of 5/13/25.
- Dr. Hans-Peter Wild: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); sole voting power 9,788,944; shared voting power 0; sole dispositive power 9,788,944; shared dispositive power 0; aggregate amount beneficially owned 9,788,944 (9.61% of the class)
  Comment: (1) Represents 9,788,944 shares held directly and indirectly by Dr. Hans-Peter Wild ("Dr. Wild"). The principal business of HPWH TH AG ("HPWH") is holding investment rights, directly or indirectly, in ADC Therapeutics SA. HP Wild Holding AG ("HPW Holding") is an intermediary holding company. Dr. Wild is the Chairman of HPWH and HPW Holding. Thomas Pfisterer ("Mr. Pfisterer") was a Board Member of HPWH and an investment manager but stepped down from this position. By reason of a stockholders' agreement by and among Mr. Pfisterer and HPW Holding and their joint indirect minority equity interest in HPWH via their joint ownership of HPWH MH AG ("MH"), which owns a 12.5% minority equity interest in HPWH, Mr. Pfisterer may have been deemed to have shared voting and investment power with respect to such shares held by HPWH, however, Mr. Pfisterer has disclaimed such power, has left all of such companies, and has transferred all of his direct or indirect interests in MH and HPWH to Dr. Wild. The business address of each of HPWH, HPW Holding and Dr. Wild is Neugasse 22, 6300 Zug, Switzerland.
  
  (2) The beneficial ownership percentage is calculated based on 101,811,051 ordinary shares of the Issuer issued and outstanding as of 5/13/25.
- Thomas Pfisterer: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); sole voting power 173,899; shared voting power 0; sole dispositive power 173,899; shared dispositive power 0; aggregate amount beneficially owned 173,899 (0.17% of the class)
  Comment: (1) Represents 173,899 shares held by Thomas Pfisterer ("Mr. Pfisterer"). Mr. Pfisterer has transferred all of his direct or indirect interests in HPWH MH AG ("MH") and HPWH TH AG ("HPWH") to Dr. Hans-Peter Wild ("Dr. Wild"), following stepping down as a member of the Board of HPWH.
  
  (2) The beneficial ownership percentage is calculated based on 101,811,051 ordinary shares of the Issuer issued and outstanding as of 5/13/25.

## Item 1. Issuer
Name of issuer: ADC Therapeutics SA
Address of issuer's principal executive offices: Biopole, Route de la Corniche 3B, 1066 Epalinges, Switzerland

## Item 2. Person Filing
Name of person filing:
1. HPWH
2. Dr. Hans-Peter Wild
3. Thomas Pfisterer,
Collectively, the "Reporting Persons"
Address of principal business office or, if none, residence:
The address of the Reporting Persons are:

Neugasse 22, 6300 Zug, Switzerland (HPWH and Dr. Hans-Peter Wild);
Suurstoffi 13A, 6343 Rotkreuz, Switzerland (Thomas Pfisterer)
Citizenship:
1. HPWH - Switzerland
2. Dr. Hans-Peter Wild - Switzerland
3. Thomas Pfisterer - Switzerland

## Item 4. Ownership
Amount beneficially owned:
1. HPWH - 8,670,588
2. Dr. Hans-Peter Wild - 9,788,944
3. Thomas Pfisterer - 173,899
Percent of class:
1. HPWH - 8.52%
2. Dr. Hans-Peter Wild - 9.61%
3. Thomas Pfisterer - 0.17%
Sole power to vote or to direct the vote:
1. HPWH - 8,670,588
2. Dr. Hans-Peter Wild - 9,788,944
3. Thomas Pfisterer - 173,899
Shared power to vote or to direct the vote:
1. HPWH - 0
2. Dr. Hans-Peter Wild - 0
3. Thomas Pfisterer - 0
Sole power to dispose or to direct the disposition:
1. HPWH - 8,670,588
2. Dr. Hans-Peter Wild - 9,788,944
3. Thomas Pfisterer - 173,899
Shared power to dispose or to direct the disposition:
1. HPWH - 0
2. Dr. Hans-Peter Wild - 0
3. Thomas Pfisterer - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- HPWH TH AG: /s/ Dr. Hans-Peter Wild, Dr. Hans-Peter Wild/Chairman (05/15/2025)
- Dr. Hans-Peter Wild: /s/ Dr. Hans-Peter Wild, Dr. Hans-Peter Wild (05/15/2025)
- Thomas Pfisterer: /s/ Thomas Pfisterer, Thomas Pfisterer (05/15/2025)